
02012880

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


RECEIVED
FEB 0 1 2002
352

FORM 6-K

Pursuant to Section 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of January 2002

MAGIC SOFTWARE ENTERPRISES LTD.

(Name of Registrant)

5 HaPlada Street, Or-Yehuda, Israel 60218
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _ No X

MAGIC SOFTWARE ENTERPRISES LTD.

6-K Items

1. Magic Software Enterprises Ltd. Press Release dated January 30, 2002.

Item 1

Wednesday January 30, 8:10 am Eastern Time

Press Release

SOURCE: Magic Software Enterprises

Nintendo Chooses Magic eDeveloper To Enhance ERP Functionality

Rapid ROI Expected From Increased Customer Satisfaction And Streamlined Processes

IRVINE, Calif.--(BUSINESS WIRE)--Jan. 30, 2002--Magic Software Enterprises (Nasdaq:MGIC - news), a leading provider of state-of-the-art application development technology and business solutions, today announced that Nintendo of Europe GmbH has selected Magic eDeveloper(TM) to enhance existing ERP functionality.

The project, whose initial value is approximately $250,000, includes the development of an online information and order processing system for the Italian market and licensee products, running on Linux and IBM iSeries servers in an integrated environment.

Nintendo was looking for a development environment, which could modernize existing ERP and licensing program systems, and rapidly develop new Web-based and client server applications for the IBM iSeries platform and DB2/400 database. In addition, the technology had to provide a secure environment, with failover and backup servers to minimize downtime. Nintendo will upgrade its existing production planning system and enhance it with graphical information screens and additional business logic -- created with Magic eDeveloper.

Nintendo chose Magic eDeveloper after an evaluation of various other technologies. Magic Software Enterprises was able to provide Nintendo with superior development technology, professional services and project management, and access to its Magic Solution Partners (MSP) channel. The availability of logistics and ERP modules -- through partnerships with Magic Solution Partners -- gives Nintendo flexibility for future business solutions.

``We selected Magic eDeveloper because its open and scalable technology will allow us to offer business services and seamlessly collaborate online with our customers," said Akihiko Matsuo, IS Manager, Nintendo of Europe GmbH. ``We were particularly impressed with the productivity levels and speed of development, which could be achieved in Magic eDeveloper," added Thomas Staudinger, Application Supervisor, Nintendo of Europe GmbH.

The business to business solution will enable Nintendo customers to place and track their orders over the Internet. Orders can be received either over the Internet or in EDI format. The order status is determined by product availability, credit limit control, internal production systems and delivery schedules. Nintendo expects this system to significantly increase customer satisfaction by greatly accelerating the order placement and tracking process and by streamlining Nintendo's internal processes.

``We are very excited to develop this Web solution for Nintendo, the worldwide leader in the creation of interactive entertainment. This solution illustrates the key strengths of Magic eDeveloper -- the ability to rapidly develop customized applications for the Internet; the integration of disparate applications across multiple platforms and databases; and the scalability and reliability of a n-tier deployment environment," said Menachem Hasfari, chief executive officer of Magic Software Enterprises. ``We look forward to working with Nintendo to rapidly increase their return on investment by enabling their business with superior technology and project management."

About Magic eDeveloper

Magic eDeveloper is a superior development environment, which enables the rapid creation, customization and maintenance of large-scale and complex distributed and interactive Web applications. Applications developed with Magic eDeveloper can be deployed on most leading platforms and databases. Magic eDeveloper provides support for emerging technologies such as the Extensible Markup Language (XML), J2EE and Web Services. Magic eDeveloper is the core enabling technology that brings competitive edge and rapid return on investment to tens of thousands of organizations, MSPs and system integrators around the globe.

About Magic Software Enterprises

Magic Software Enterprises, a member of the Formula Group (Nasdaq: FORTY - news), develops, markets and supports software development and deployment technology that enables enterprises to accelerate the process of building and deploying applications that can be rapidly customized and integrated with existing systems. Magic technology, applications and professional services are available through a global network of subsidiaries, distributors and Magic Solutions Partners in approximately 50 countries. The company's North American subsidiary is located at 1642 Kaiser Avenue, Irvine, Calif., 92614, telephone 949/250-1718, fax 949/250-7404, http://www.magicsoftware.com.

The Formula Group is an international information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products and producing computer-based solutions.

About Nintendo

As the worldwide leader and innovator in the creation of interactive entertainment, Nintendo Co. Ltd., of Kyoto, Japan, manufactures and markets hardware and software for its popular home video game systems. The systems include Game Boy®, Nintendo® 64, Game Boy Advance and NINTENDO GAMECUBE. Since the release of its first home video game system in 1983, Nintendo has sold more than 1.4 billion video games worldwide, creating enduring industry icons such as Mario(TM) and Donkey Kong® and launching such franchises as Zelda(TM) and Pokemon®. As a wholly owned subsidiary, Nintendo of Europe GmbH, based in GroBostheim, Germany, serves as headquarters for Nintendo's operation in Europe.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission.

Contact:

Magic Software Enterprises
David Leichner (USA) 949/253-9203
(International) +972-3-5389338
davidl@magicsoftware.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.
(Registrant)



By________________________________
Menachem Hasfari
Chief Executive Officer

Date: January 31, 2002